                  Chem International, Inc. 1997 Annual Report

A Company Profile

Chem International, Inc. manufactures       The Company's subsidiary, Manhattan

markets and sells vitamins, nutritional     Drug Company, Inc. manufactures and

supplements and herbal products. The        and sells its products for sale to

Company manufactures its products in        distributors and multi-level marketers.

tablet and capsule form at its 100,000      The Company also operates a retail store

square foot manufacturing                   and mail order business under its own

facilities in Hillside, N.J.                private label "Vitamin Factory".

To Our Shareholders

During our first year of operation as a public company, we have taken important steps to poise the Company for future growth.

Our core business remains the manufacturing, marketing and sales of vitamins, nutritional supplements and herbal products. While not the largest in the industry, we have established an excellent reputation within our industry.

This past year, we set two strategic directions. One was to diversify our customer base; the other was to increase the retail market segment of our business. We are pleased to report that we have made significant progress on both fronts.

We now have a broader customer base and have reduced our dependency on a single customer who has developed its own manufacturing capacities. We have achieved this goal by identifying other partners with potential to grow. For example, in February, 1997, we announced that we signed a two-year, renewable distribution agreement with Roche Vitamins, Inc. to service and supply Roche products to a select segment of Roche's food, nutrition and cosmetic accounts.


Later in the year, we increased the retail market segment of our business by adding our first proprietary product to our existing retail store and mail order trade. We signed an exclusive agreement with The International Nutrition Research Center, Inc. to market and distribute MAP, a new patented unique food supplement in the sports nutrition field. We are supporting the new brand with a strong integrated marketing program including print and radio advertising, and public relations.

To support these business developments and increase profits, we are committed to achieve greater manufacturing efficiencies and lower cost of materials. To that effect, we have commenced an extensive renovation of our factory in July . It is expected to be completed by year-end. In addition, we are establishing new relationships with suppliers of raw material.

We are proud of our achievements this year, and look forward to building on our strengths in the coming year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
-------------------------------------------------------------------------------


The following discussion should be read in conjunction with the historical financial statements of the Company and notes thereto.

Results of Operations

Year ended June 30, 1997 Compared to the Year ended June 30, 1996

The Company's net [loss] for the year ended June 30, 1997 was $(654,304) as compared to net income of $42,198 for the year ended June 30, 1996. This decrease in net income of approximately $700,000 is primarily the result of a $1,200,000 decrease in operating income resulting from a decrease in gross profit of approximately $650,000 and an increase in selling and administrative expenses of approximately $550,000 for the year ended June 30, 1997 as compared to the year ended June 30, 1996. The decrease in gross profit is due to a higher percentage of sales to lower margin customers and an increase in raw material costs.

Cost of sales increased to $9,475,624 in 1997 as compared to $8,343,179 for 1996. Cost of sales increased as a percentage of sales to 85% as compared to 78% for 1996. The increase in cost of sales is due to an increase in material costs. The Company has begun to develop new raw material suppliers whereby the Company can achieve a lower cost of materials.

Selling and administrative expenses for the year ended June 30, 1997 were $2,546,972 versus $1,990,997 for the same period a year ago. The increase of $555,975 was primarily attributable to an increase in officers' compensation of approximately $225,000, an increase in office salaries of approximately $25,000, a decrease in professional fees of approximately $38,000, a decrease in travel and entertainment of approximately $21,000, an increase in consulting fees of approximately $207,000, a decrease in office rent of approximately $22,000, an increase in advertising and catalog costs of approximately $117,000 and an increase in payroll tax expense of approximately $9,000.

Other income [expense] was $(4,588) for the year ended June 30, 1997 as compared to $(127,823) for the same period a year ago. This increase of $123,235 is attributable to a decrease in sales of fixed assets of $39,000, an increase of $38,778 from a 50% owned partnership, a decrease in interest expense of $85,600 and an increase in interest and investment income of $37,857.

The Company began in July of 1997 a renovation of its blending department. Management expects the renovation to be completed by October 15, 1997 and expects to achieve greater manufacturing efficiencies as a result.

Sales for the years ended June 30, 1997 and 1996 were $11,126,860 and $10,637,797, respectively, an increase of approximately $490,000 or 5%. For the year ended June 30, 1997, the Company had sales to one customer, who accounted for 48% of net sales in 1997 and 40% of net sales in 1996. The loss of this customer would have an adverse affect on the Company's operations.

Retail and mail order sales for the year ended June 30, 1997 totaled $983,749 as compared to $756,711 for the year ended June 30, 1996, an increase of $227,038 or 30%.

On February 17, 1997, the Company signed a distribution agreement with Roche Vitamins, Inc. to service and supply Roche products to a select segment of Roche's food, nutrition and cosmetic accounts. The agreement has an initial term of two years and shall be renewable for additional terms of one year each. Sales for the period from February 20, 1997 through June 30, 1997 under the agreement totaled $308,259.

Results of Operations [Continued]

Year ended June 30, 1997 Compared to the Year ended June 30, 1996 [Continued]

In 1997, the Company signed an exclusive agreement with International Nutrition Research Center, Inc. ["INRC"] to market and distribute the Master Amino Acid Pattern ["MAP"]. MAP is a new patented unique food supplement in the sports nutrition field and is specifically recommended for professional and weekend athletes who need to maximize protein synthesis. MAP is being marketed exclusively by "The Vitamin Factory, Inc." a subsidiary of the Company through mail order. MAP represents the first proprietary product developed for sale by the Company.

On July 7, 1997, the Company was informed by one of its suppliers of a recall of the supplier's raw material used in the manufacturing of tablets sold containing the recalled raw material. On July 17, 1997, the Company issued a voluntary recall to three customers affected by this and accordingly reduced its sales and accounts receivable at June 30, 1997 by $127,000. The Company believes they have recourse against the supplier for the full value of the tablets sold containing the recalled raw material. In September, the Company instituted suit to recover all damages.

Year ended June 30, 1996 ["Fiscal 1996"] Compared to the Year ended June 30, 1995 ["Fiscal 1995"]

Net sales for fiscal 1996 were $10,637,797, a decrease of $6,204,664, or 37% from $16,842,461 for fiscal 1995. The decrease is directly related to a decrease in sales to a major customer as well as a decrease in the total number of units sold. Sales to such customer accounted for approximately 40% and approximately 76% of the Company's total sales in fiscal 1996 and fiscal 1995, respectively. Retail and mail order sales were $756,711 for fiscal 1996, an increase of $176,135 or 30% over fiscal 1995.

Cost of sales decreased to $8,343,179 for fiscal 1996 compared to $13,634,757 for fiscal 1995. Cost of sales decreased as a percentage of sales to 78% for fiscal 1996 from 81% for fiscal 1995. The decrease as a percentage of product sales was due to an increase in bottling and packaging services which carry a lower cost percentage than bulk manufacturing. Additionally, retail and mail order sales carry a lower cost percentage.

Selling and administrative expenses decreased 22% to $1,990,997 in fiscal 1996 as compared to $2,543,354 for fiscal 1995. The decrease of $552,357 is primarily attributable to the following factors: (i) a decrease in advertising expenses of $56,424, or 26%, to $159,447 for fiscal 1996 from $215,871 for fiscal 1995, due to a decrease in magazine advertising; (ii) a decrease in professional fees of $84,395, or 27%, to $225,916 for fiscal 1996 from $310,311 for fiscal 1995;
(iii) a decrease in officers' salaries of $329,162, or 61%, to $207,838 for fiscal 1996 from $537,000 for fiscal 1995, as a result of a reduction in the salary of a corporate officer; and (iv) a decrease in non-union pension and profit-sharing plan expense of $59,675, or 125%, to a credit of $11,924 for fiscal 1996 from a charge of $47,751 for fiscal 1995.

Other income/[expense] was $(127,823) for fiscal 1996 as compared to $686 for fiscal 1996. This decrease of $128,509 is attributable to the following factors
(i) an increase in interest expense of $116,645 due to an $80,000 non-cash charge for debt issuance costs related to the Bridge Units, a decrease in imputed interest of $15,265 and an increase in line of credit borrowings; (ii) a loss of $36,998 in fiscal 1996 from a 50%-owned partnership; (iii) an increase in sales of fixed assets to $64,000 for fiscal 1996 from $11,452 for fiscal 1995; and (iv) a decrease in interest and investment income of $27,414.

Liquidity and Capital Resources

At June 30, 1997, the Company's working capital was $4,032,402 an increase of $1,687,544 over working capital at June 30, 1996. Cash and cash equivalents were $1,010,256 at June 30, 1997 an increase of $245,191 from June 30, 1996. The
Company utilized $1,776,278 and $450,098 for operations for the years ended June 30, 1997 and 1996, respectively. The primary reasons for the increase in cash utilized for operations are (a) an increase in inventories of approximately $650,000 resulting from the new product, MAP, and an increased volume in the mail order business and (b) the increase in accounts receivable of approximately $400,000 resulting from an increase of approximately $1 million in sales for the quarter ended June 30, 1997 versus the quarter ended June 30, 1996. The Company utilized $660,004 and $300,874 in investing activities for the years ended June 30, 1997 and 1996, respectively. The Company generated $2,681,473 from financing activities for the year ended June 30, 1997, primarily the net result of net proceeds of approximately $3,400,000 from a public offering of common stock offset by the payment of notes payable of approximately $1,200,000 The Company utilized $354,710 from financing activities for the year ended June 30, 1996.

On February 3, 1997, the Company received a secured promissory note in the amount of $250,000 with interest at 14% per annum. The note is due and payable on November 3, 1997. Advance interest of $26,250 was payable out of the proceeds of the loan and is taken into income over the period of the loan.

On October 29, 1996, the Company successfully completed a public offering whereby the Company sold 632,500 units at $7.00 per unit, each unit consisting of two shares of Common Stock and two Class A Redeemable Common Stock Purchase Warrants. The net proceeds to the Company after deducting underwriting discounts and commission of $575,575 and other expenses of the offering of $442,310 were $3,357,170.

The Company has a $500,000 revolving line of credit agreement with a bank which bears interest at .75% above the bank's prime lending rate and expires on November 30, 1997. At June 30, 1997, there was no balance due under the line of credit agreement. The Company has additionally secured a five year equipment term loan with interest at 1.50% over the bank's prime lending rate. At June 30, 1997, the balance due under the equipment loan was $206,653.

The Company's total annual principal commitments at June 30, 1997 for the next five years of $1,709,704 consists of obligations under operating leases for facilities and a lease agreements for the rental of warehouse equipment, office equipment and automobiles.

Effective July 1, 1996, the Company entered into employment agreements with each of its five executive officers providing for aggregate compensation in the amount of $580,000 for the fiscal year ending June 30, 1997. In 1998, the total annual employment agreements will total $680,000. Such compensation amounts to an approximate increase of $200,000 as compared to fiscal 1996.

On October 29, 1996, the date of the public offering, the Company repaid the bridge lenders $300,000 plus accrued interest.

Management expects to renew the $500,000 line of credit which expires on November 30, 1997. In the event that the Company requires additional working capital the Company would have to either increase its line of credit or engage in sales of its equity securities. There can be no assurance that any line of credit increases or sales of equity securities can be accomplished on conditions favorable to the Company.

New Authoritative Pronouncements

The FASB has issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996. Earlier application is not allowed. The provisions of SFAS No. 125 must be applied prospectively; retroactive application is prohibited. Adoption on January 1, 1997 is not expected to have a material impact on the Company. The FASB deferred some provisions of SFAS No. 125, which are not expected to be relevant to the Company.

The FASB issued Statement of Financial Accounting Standards ["SFAS"] No. 128, "Earnings Per Share," and SFAS No. 129, "Disclosure of Information about Capital Structure" in February 1997. SFAS No. 128 simplifies the earnings per share ["EPS"] calculations required by Accounting Principles Board ["APB"] Opinion No. 15, and related interpretations, by replacing the presentation of primary EPS with a presentation of basic EPS. SFAS No. 128 requires dual presentation of basic and diluted EPS by entities with complex capital structures. Basic EPS includes no dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings of an entity, similar to the fully diluted EPS of APB Opinion No. 15. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. When adopted, SFAS No. 128 will require restatement of all prior-period EPS data presented; however, the Company has not sufficiently analyzed SFAS No. 128 to determine what effect SFAS No. 128 will have on its historically reported EPS amounts.

SFAS No. 129 does not change any previous disclosure requirements, but rather consolidates existing disclosure requirements for ease of retrieval.

The FASB has issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Earlier application is permitted. Reclassification of financial statements for earlier periods provided for comparative purposes is required. SFAS No. 130 is not expected to have a material impact on the Company.

The FASB has issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 changes how operating segments are reported in annual financial statements and requires the reporting of selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 131 is effective for periods beginning after December 15, 1997, and comparative information for earlier years is to be restated. SFAS No. 131 need not be applied to interim financial statements in the initial year of its application. SFAS No. 131 is not expected to have a material impact on the Company.

Impact of Inflation

The Company does not believe that inflation has significantly affected its results of operations.

                          INDEPENDENT AUDITOR'S REPORT


To the Stockholders and Board of Directors of Chem International, Inc.


                  We have audited the accompanying consolidated balance sheet of Chem International, Inc. and its subsidiaries as of June 30, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

                  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

                  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chem International, Inc. and its subsidiaries as of June 30, 1997, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



                                               MOORE STEPHENS, P. C.
                                               Certified Public Accountants.

Cranford, New Jersey
September 10, 1997

                          Independent Auditors' Report


To the Stockholders of
     Chem International, Inc.


           We have audited the accompanying consolidated statements of income, stockholders' equity and cash flows of Chem International, Inc. and Subsidiaries for the year ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

           We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

           In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations, changes in stockholders' equity and consolidated cash flows of Chem International, Inc. and Subsidiaries for the year ended June 30, 1996, in conformity with generally accepted accounting principles.



                                              CORNICK, GARBER & SANDLER, LLP
                                              CERTIFIED PUBLIC ACCOUNTANTS


New York, New York
September 4, 1996

CHEM INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 1997.


Assets:
Current Assets:
   Cash and Cash Equivalents                                    $     1,010,256
   Accounts Receivable - Net                                          2,464,708
   Note Receivable                                                      238,373
   Inventories                                                        2,086,366
   Prepaid Expenses and Other Current Assets                            291,389
   Refundable Federal Income Taxes                                      240,000
                                                                ---------------
   Total Current Assets                                               6,331,092
                                                                ---------------

Property and Equipment - Net                                          1,072,049
                                                                ---------------

Other Assets:
   Goodwill                                                             293,872
   Prepaid Pension Costs                                                340,291
   Security Deposits and Other Assets                                   103,344
                                                                ---------------

   Total Other Assets                                                   737,507
                                                                ---------------

                                                                $     8,140,648
                                                                ===============




The Accompanying Notes are an Integral Part of These Consolidated Financial Statements.

CHEM INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 1997.


Liabilities and Stockholders' Equity:
Current Liabilities:
   Notes Payable                                                $        48,203
   Accounts Payable                                                   1,761,962
   Federal and State Income Taxes Payable                                41,416
   Accrued Expenses and Other Current Liabilities                       175,109
   Accrued Expenses - Related Party                                     272,000
                                                                ---------------

   Total Current Liabilities                                          2,298,690
                                                                ---------------

Non-Current Liabilities:
   Notes Payable                                                        234,171
   Notes Payable - Related Party                                        276,444
                                                                ---------------

   Total Non-Current Liabilities                                        510,615
                                                                ---------------

Commitments and Contingencies [14]                                           --
                                                                ---------------

Stockholders' Equity:
   Preferred Stock - Authorized 1,000,000 Shares,
     $.002 Par Value, No Shares Issued                                       --

   Common Stock - Authorized 25,000,000 Shares,
     $.002 Par Value, 4,335,000 Shares Issued and Outstanding             8,670

   Additional Paid-in Capital                                         4,196,072

   Retained Earnings                                                  1,126,601
                                                                ---------------

   Total Stockholders' Equity                                         5,331,343
                                                                ---------------

   Total Liabilities and Stockholders' Equity                   $     8,140,648
                                                                ===============



The Accompanying Notes are an Integral Part of These Consolidated Financial Statements.

CHEM INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
                                                          Years ended
                                                            June 30,
                                                     1997             1996
                                                     ----             ----

Sales                                           $ 11,126,860     $ 10,637,797


Cost of Sales                                      9,475,624        8,343,179
                                                ------------     ------------

   Gross Profit                                    1,651,236        2,294,618

Selling and Administrative Expenses                2,546,972        1,990,997
                                                ------------     ------------

   Operating [Loss] Income                         (895,736)          303,621
                                                ------------     ------------

Other Income [Expense]:
   Gain on Sale of Fixed Assets                      25,000            64,000
   Interest Expense                                 (85,696)         (171,296)
   Interest Expense - Related Party                 (14,099)          (14,099)
   Interest and Investment Income                    68,427            30,570
   Income [Loss] on Investment in Partnership         1,780           (36,998)
                                                -----------      ------------

   Other Income [Expense] - Net                      (4,588)         (127,823)
                                                -----------      ------------

   [Loss] Income Before Income Taxes               (900,324)          175,798

Federal and State Income Tax [Benefit] Expense     (246,020)          133,600
                                                -----------      ------------

   Net [Loss] Income                            $  (654,304)     $     42,198
                                                ===========      ============

   Net [Loss] Income Per Share                  $      (.16)     $        .01
                                                ===========      ============

   Average Common Shares Outstanding              4,007,877         3,081,000
                                                ===========      ============



The Accompanying Notes are an Integral Part of These Consolidated Financial Statements.

CHEM INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED JUNE 30, 1997 AND 1996.



                                                                                 Additional                      Total
                                             Common Stock           Preferred      Paid-in      Retained     Stockholders'
                                          Shares      Par Value       Stock        Capital      Earnings        Equity
                                          ------      ---------       -----        -------      --------        ------
Balance - July 1, 1995                  1,000,000     $   2,000     $     473    $ 593,859    $ 1,658,707    $ 2,255,039

   Contribution of Stock of
     Bioscience Technologies, Inc.             --            --            --        2,977            --          2,977

   Conversion of Class B Preferred
     Stock                              2,000,000         4,000          (160)      12,160            --         16,000

   Redemption of Class A Preferred
     Stock                                     --            --          (313)    (156,160)           --       (156,473)

   Sale of Common Stock in Private
     Placement                             70,000           140            --      155,141            --        155,281

   Issuance of Bridge Units               300,000           600            --    1,199,400            --      1,200,000

   Reversal of Liabilities Assumed on
     Reverse Acquisition                       --            --            --       61,656            --         61,656

   Imputed Interest on Note Payable -
     Related Party                             --            --            --       14,099            --         14,099

   Net Income                                  --            --            --           --        42,198         42,198
                                        ---------     ---------     ---------    ---------  ------------   ------------

Balance - June 30, 1996                 3,370,000         6,740            --    1,883,132     1,700,905      3,590,777

   Reversal of Issuance of
     Bridge Units                        (300,000)         (600)           --   (1,199,400)       80,000     (1,120,000)

   Imputed Interest on Note
     Payable - Related Party                   --            --            --       14,099            --         14,099

   Issuance of Stock Options                   --            --            --      143,601            --        143,601

   Net Proceeds from Public
     Offering                           1,265,000         2,530            --    3,354,640            --      3,357,170

   Net [Loss]                                  --            --            --           --      (654,304)      (654,304)
                                     ------------  ------------  ------------   ----------  ------------   ------------

Balance - June 30, 1997                 4,335,000  $      8,670  $         --   $4,196,072  $  1,126,601   $  5,331,343
                                     ============  ============  ============   ==========  ============   ============


The Accompanying Notes are an Integral Part of These Consolidated Financial Statements.

CHEM INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                   Years ended
                                                                                                    June 30,
                                                                                           1 9 9 7             1 9 9 6
                                                                                           -------             -------
Operating Activities:
   Net [Loss] Income                                                                  $      (654,304)    $        42,198
                                                                                      ---------------     ---------------
   Adjustments to Reconcile Net [Loss] Income to Net Cash
     [Used for] Operating Activities:
     Depreciation and Amortization                                                            310,395             338,838
     Lease Termination Items                                                                 (108,753)                 --
     Noncurrent Rent Charge                                                                        --              35,595
     Deferred Income Taxes                                                                     27,000             (82,955)
     Imputed Interest on Note Payable - Related Party                                          14,099              14,099
     [Gain] Loss on Investment in Partnership                                                  (1,780)             36,998
     Interest Income on Note Receivable                                                       (14,623)                 --
     Bad Debt Expense                                                                          23,779              13,262
     [Gain] on Sale of Property and Equipment                                                 (25,000)            (64,000)
     Consulting Expense - Stock Options                                                       143,601                  --

   Changes in Assets and Liabilities:
     [Increase] Decrease in:
       Accounts Receivable                                                                   (291,987)           (838,599)
       Inventories                                                                           (653,134)           (505,271)
       Prepaid Expenses and Other Current Assets                                             (241,332)            (39,557)
       Prepaid Pension Costs                                                                  (45,957)            (45,110)
       Security Deposits and Other Assets                                                     (12,991)                 --

     Increase [Decrease] in:
       Accounts Payable                                                                      (115,228)            536,580
       Federal and State Income Taxes Payable                                                (127,549)            (24,032)
       Accrued Expenses and Other Liabilities                                                  (2,514)            131,856
                                                                                      ---------------     ---------------

     Total Adjustments                                                                     (1,121,974)           (492,296)
                                                                                      ---------------     ---------------

   Net Cash - Operating Activities - Forward                                               (1,776,278)           (450,098)
                                                                                      ---------------     ---------------

Investing Activities:
   Investment in Partnership                                                                   (5,000)                 --

   Issuance of Note Receivable                                                               (223,750)                 --
   Repayment of Loan from Related Company                                                      16,849                  --
   Repayment of Note Payable - Stock Retirement                                              (156,473)                 --
   Purchase of Property and Equipment                                                        (316,499)           (328,920)
   Proceeds from Sale of Property and Equipment                                                25,000              64,000
   Loans to Stockholders                                                                          (92)            (54,977)
   Repayment of Loans by Stockholders                                                              --              51,019
   Repayment of Note Receivable                                                                 3,183                  --
   Repayment of Loan by Affiliated Company                                                         --              12,837
   Loan to Related Company                                                                     (3,222)            (16,127)
   Investment in Split Dollar Life Insurance                                                       --             (28,706)
                                                                                      ---------------     ---------------

   Net Cash - Investing Activities - Forward                                          $      (660,004)    $      (300,874)


The Accompanying Notes are an Integral Part of These Consolidated Financial Statements.

CHEM INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                   Years ended
                                                                                                    June 30,
                                                                                           1 9 9 7             1 9 9 6
                                                                                           -------             -------
   Net Cash - Operating Activities - Forwarded                                        $    (1,776,278)    $      (450,098)
                                                                                      ---------------     ---------------

   Net Cash - Investing Activities - Forwarded                                               (660,004)           (300,874)
                                                                                      ---------------     ---------------

Financing Activities:
   Proceeds from Public Offering                                                            3,426,344                  --
   Net Proceeds from Bridge Note Financing                                                         --             290,994
   Proceeds from Notes Payable                                                                412,744             394,156
   Repayment of Notes Payable                                                              (1,157,615)         (1,141,967)
   Net Proceeds from Sale of Common Stock in Private Placement                                     --             155,281
   Deferred Offering Costs                                                                         --             (69,174)
   Proceeds from Conversion of Class B Preferred Stock                                             --              16,000
                                                                                      ---------------     ---------------

   Net Cash - Financing Activities                                                          2,681,473            (354,710)
                                                                                      ---------------     ---------------


   Net Increase [Decrease] in Cash and Cash Equivalents                                       245,191          (1,105,682)

Cash and Cash Equivalents - Beginning of Years                                                765,065           1,870,747
                                                                                      ---------------     ---------------

   Cash and Cash Equivalents - End of Years                                           $     1,010,256     $       765,065
                                                                                      ===============     ===============

Supplemental Disclosures of Cash Flow Information:
   Cash paid during the years for:
     Interest                                                                         $        59,000     $        83,000
     Income Taxes                                                                     $       168,000     $       242,000

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
   The Company incurred offering costs of $69,174 as of June 30, 1996. These costs were offset against the net proceeds of the public offering as reflected in the consolidated statements of stockholders' equity for the year ended June 30, 1997.



The Accompanying Notes are an Integral Part of These Consolidated Financial Statements.

CHEM INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


[1] Business

Chem International, Inc. [the "Company"] is engaged primarily in the manufacturing, marketing and sales of vitamins, nutritional supplements and herbal products. Its customers are located primarily throughout the United States.

[2] Summary of Significant Accounting Policies

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries all of which are wholly-owned. Intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents - Cash equivalents are comprised of certain highly liquid investments with a maturity of three months or less when purchased.

Inventories - The inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.


Depreciation - The Company follows the general policy of depreciating the cost of property and equipment over the following estimated useful lives:

Machinery and Equipment                                             7 Years
Transportation Equipment                                            5 Years
Leasehold Improvements                                            See Below

Effective July 1, 1995, the Company revised its estimate of the useful lives of its leasehold improvements from 31 years to 15 years from date of acquisition. This change in estimate increased depreciation expense by approximately $26,000 and decreased net income by approximately $16,000 for the year ended June 30, 1996.

Machinery and equipment are depreciated using accelerated methods while leasehold improvements are amortized on a straight-line basis. Depreciation expense was $298,408 and $326,851 for the years ended June 30, 1997 and 1996, respectively.

Consulting Agreement - On October 29, 1996, the Company entered into a two year consulting agreement for $88,550 with the underwriter of the Company's public offering, which is being taken into expense over the term of the agreement. The balance recorded at June 30, 1997 is approximately $59,000 and is included in prepaid expenses and other assets.

Goodwill - Goodwill, representing the excess of cost over the fair value of the net assets acquired of the Company's principal operating business subsidiary at its date of its acquisition in 1981, is being amortized over 40 years on the straight-line method. The Company carries its goodwill at its amortized cost, subject to periodic review for impairment.

Amortization expense was $11,987 for each of the years ended June 30, 1997 and 1996.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings [Loss] Per Share - Earnings [loss] per common share are computed based upon the weighted average number of common and common stock equivalents shares outstanding during the periods presented after giving retroactive effect to the 1-for-4 reverse stock split in July 1996. Common stock equivalents are included when dilutive.

CHEM INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Sheet #2



[2] Summary of Significant Accounting Policies [Continued]

Revenue Recognition - The Company generally recognizes revenue upon shipment of the product.

Impairment - Certain long-term assets of the Company including goodwill are reviewed at least annually as to whether their carrying value has become impaired, pursuant to guidance established in Statement of Financial Accounting Standards ["SFAS"] No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations [undiscounted and without interest charges]. If impairment is deemed to exist, the assets will be written down to fair value or projected discounted cash flows from related operations. Management also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of June 30, 1997, management expects these assets to be fully recoverable.

Stock Options Issued to Employees - The Company adopted the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation," on July 1, 1996 for financial note disclosure purposes and will continue to apply the intrinsic value method of Accounting Principles Board ["APB"] Opinion No. 25, "Accounting for Stock Issued to Employees," for financial reporting purposes.

Advertising - Costs incurred for producing and communicating advertising are expensed when incurred. Advertising expense was $235,636 and $159,447 for the years ended June 30, 1997 and 1996, respectively.

[3] Investment in and Advances to Partnership

The Company was a 50% partner in Swedish Herbal Institute - Chem Associates [the "Partnership"]. In addition to its $1,000 capital investment, the Company had advanced approximately $70,000 in exchange for a series of promissory notes. As of June 30, 1996, the Partnership was insolvent and the Company recorded a loss on its investment and a charge for approximately 50% of its note receivable for the year ended June 30, 1996. The balance was assumed by the other 50% partner. At June 30, 1997, the balance of this note is $32,317 and is included in other assets.

[4] Investment in Manhattan Health Products, L.L.C.

The Company is a 50% partner in Manhattan Health Products, L.L.C. In June 1997, the Company's capital investment was recorded at $5,000 and is included in other assets.

[5] Inventories

Inventories consist of the following at June 30, 1997:

Raw Materials                                                   $       892,022
Work-in-Process                                                         450,970
Finished Goods                                                          743,374
                                                                ---------------
   Total                                                        $     2,086,366

   -----                                                        ===============

CHEM INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Sheet #3

[6] Property and Equipment

Property and equipment comprise the following at June 30, 1997:

Leasehold Improvements                                          $       826,209
Machinery and Equipment                                               1,861,913
Transportation Equipment                                                 36,652
                                                                ---------------

Total                                                                 2,724,774
Less:  Accumulated Depreciation and Amortization                      1,652,725

   Total                                                        $     1,072,049
   -----                                                        ===============

[7] Note Receivable

On February 3, 1997, the Company received a secured promissory note in the amount of $250,000 with interest at 14% per annum. The note is due and payable on November 3, 1997. Prepaid interest of $26,250 was received and will be amortized over the period of the loan.

[8] Notes Payable

Notes payable are summarized as follows at June 30, 1997:

                                                                                      Related Party
                                                                  Notes Payable       Note Payable          Total
                                                                  -------------       -------------         -----
Notes Payable:
   Bio Merieux Vitek, Inc. (a)                                  $         75,721    $            --    $       75,721
   Gerob Realty Partnership [See Note 14](b)                                  --            276,444           276,444
   Summit Bank:
     Revolving Line-of-Credit (c)                                             --                 --                --
     Equipment Term Loan (d)                                             206,653                 --           206,653
                                                                ----------------    ---------------    --------------

   Totals                                                                282,374            276,444           558,818
   Less:  Current Portion                                                 48,203                 --            48,203
                                                                ----------------    ---------------    --------------

     Noncurrent Portion                                         $        234,171    $       276,444    $      510,615

     ------------------                                         ================    ===============    ==============

(a) Five year 10% equipment note dated April 1, 1997 providing for monthly payments of $1,698 for principal and interest. The note is collateralized by laboratory equipment.

(b) Noninterest bearing note due September 10, 1997. For financial reporting purposes, interest has been imputed at 8.5% a year with the net of tax
     effect being credited to additional paid-in capital.   [See Notes 17 and
     19A].

(c) Under the terms of a revolving line of credit which expires on November 30, 1997, the Company may borrow up to $500,000 at 3/4% above the bank's prime rate. The loan is collateralized by accounts receivable, inventory and machinery and equipment. The loan has been guaranteed by the Company's president and principal stockholder. At June 30, 1997, there were no borrowings under the line of credit.

CHEM INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Sheet #4

[8] Notes Payable [Continued]

(d) Under the terms of an equipment term loan, due November 30, 2001, the Company may borrow up to $350,000 at 1-1/2% above the bank's prime rate. The term loan provides for monthly payments of $4,698 for principal and interest. At June 30, 1997, the interest rate was 9.75%. The loan is collateralized by machinery and equipment. The loan has been guaranteed by the Company's president and principal stockholder.

The loan agreement with Summit Bank contains certain financial covenants relating to the maintenance of specified liquidity, debt to equity and debt coverage ratios and requires that the Company's president and principal stockholder maintain a minimum stock ownership percentage of the Company. At June 30, 1997, the Company was in compliance with all bank covenants.

The following are maturities of long-term debt for each of the next five years:

                                                                                      Related Party
                                                                  Notes Payable       Note Payable          Total
                                                                  -------------       -------------         -----
June 30,
--------
   1998                                                         $         48,203    $            --    $       48,203
   1999                                                                   50,501                 --            50,501
   2000                                                                   52,028                 --            52,028

   2001                                                                   53,710                 --            53,710
   2002                                                                   52,166                 --            52,166
   Thereafter                                                             25,766            276,444           302,210
                                                                ----------------    ---------------    --------------

   Totals                                                       $        282,374    $       276,444    $      558,818
   ------                                                       ================    ===============    ==============


[9] Income Taxes

Provision for income taxes consists of the following:

                                                       Years Ended
                                                         June 30,
                                                 ------------------------
                                                 1 9 9 7          1 9 9 6
                                                 -------          -------
Currently Payable:
   Federal                                $      (277,276) $        162,000
   State                                            4,256            54,555
                                          ---------------  ----------------

                                                 (273,020)          216,555
                                          ---------------  ----------------

Deferred:
   Federal                                         22,950           (70,112)
   State                                            4,050           (12,843)
                                          ---------------  ----------------

                                                   27,000           (82,955)
                                          ---------------  ----------------

   Totals                                 $      (246,020) $        133,600
   ------                                 ===============  ================

CHEM INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Sheet #5


[9] Income Taxes [Continued]

Reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

                                                          Years Ended
                                                            June 30,
                                                       ------------------
                                                     1997          1996
                                                       ----          ----

U.S. Statutory Rate                                     (34)%         34%
State Taxes on Income - Net of Federal Benefit           (6)           6
Nondeductible Items:
   Travel and Entertainment                               4           11
   Amortization of Deferred Bridge Loan Finance Costs    --           18
   Amortization of Goodwill                               2            3
   Other - Net                                            1            4
   Consulting Fees                                        6           --
                                                       ----          ---

   Effective Income Tax Rate                            (27)%         76%
   -------------------------                           =====         ====


Deferred income taxes arise from temporary differences resulting from income and expense reported for financial accounting and tax purposes in different periods.

The significant components of deferred tax assets and [liabilities] relate to the following at June 30, 1997:

Inventory Cost                                                 $        24,000
Other                                                                    6,000
Nondeductible Expense                                                  109,000
Pension Benefit Obligation                                            (136,000)
Depreciation Expense                                                    14,000
                                                               ---------------

   Subtotal                                                             17,000

Valuation Allowance                                                          0

   Total Net Deferred Tax Assets                               $        17,000
   -----------------------------                               ===============

The Company believes that net deferred tax assets, which are included in other current assets, are more likely than not to be realized because all deductible temporary differences will be utilized as charges against reversals of future taxable temporary differences.

The Company and its subsidiaries file a consolidated federal income tax return.

[10] Pension Plans

The Company sponsors a noncontributory defined benefit pension plan covering all nonunion employees meeting age and service requirements. Contributions to the plan, which are made solely by the Company, are determined by an outside actuarial firm. The Company made no contributions for 1997 or 1996, respectively.

The defined benefit pension plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Company and the average monthly compensation. Contributions to the plan reflect benefits attributed to employees' services to date, as well as services expected to be earned in the future. Plan assets consist primarily of marketable securities.

CHEM INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Sheet #6

[10] Pension Plans [Continued]

Pension expense includes the following components:

                                                                                  Years Ended
                                                                                   June 30,
                                                                           ------------------------
                                                                           1 9 9 7          1 9 9 6
                                                                           -------          -------
Service Cost of the Current Period                                     $        27,920  $         25,992
Interest Cost on the Projected Benefit Obligation                               36,541            33,706
Actual Gain on Assets Held in the Plan                                         (81,318)          (75,708)
Net Amortization of Transition Liability and Net Gain                          (29,100)          (29,100)
                                                                       ---------------  ----------------

   Pension Expense [Credit]                                            $       (45,957) $        (45,110)
   ------------------------                                            ===============  ================

The following sets forth the funded status of the plan and the amounts shown in the accompanying balance sheet:

                                                                                         1 9 9 7          1 9 9 6
                                                                                         -------          -------
Actuarial Present Value of Benefit Obligations:
   Vested Benefits                                                                    $     (567,601)  $     (491,317)
   Nonvested Benefits                                                                             --          (17,172)
                                                                                      --------------   --------------

   Accumulated Benefit Obligation                                                           (567,601)        (508,489)
   Effect of Anticipated Future Compensation Levels and Other Events                         (31,187)         (40,398)
                                                                                      --------------   --------------

   Projected Benefit Obligation                                                             (598,788)        (548,887)
   Fair Value of Assets Held in the Plan                                                   1,138,348        1,016,480
                                                                                      --------------   --------------


   Excess of Plan Assets Over Projected Benefit Obligation                                   539,560          467,593
   Unrecognized Transition Obligation                                                         80,500           92,001
   Unrecognized Net Gain from Past Experience Different than Assumed                        (279,769)        (265,260)
                                                                                      --------------   --------------

   Prepaid Pension Cost Included in the Balance Sheet                                 $      340,291   $      294,334
   --------------------------------------------------                                 ==============   ==============

The weighted average discount rate used to measure the projected benefit obligation is 7% for 1997 and 7% for 1996, the rate of increase in future compensation levels is 2% for 1997 and 2% for 1996 and the expected long-term rate of return on assets is 7% for 1997 and 7% in 1996. The Company uses the straight-line method of amortization of unrecognized gains and losses.

Additionally, the Company participates in a union sponsored multi-employer defined contribution plan covering all union employees. Information relating to accumulated benefits obligations and plan assets is not available. Under ERISA, an employer, upon withdrawal from a multi-employer plan, is required to fund its proportionate share of the plan's unfunded vested benefits at the point of withdrawal. The Company has no intention of withdrawing from the plan. The Company is required to fund the plan on the first of each month for the preceding month's obligation. Total contributions were $48,960 and $46,320 for the years ended June 30, 1997 and 1996, respectively.

[11] Profit-Sharing Plan

The Company maintains a profit-sharing plan which qualifies under Section 401(k) of the Internal Revenue Code, covering all nonunion employees meeting age and service requirements. Contributions are determined by matching a percentage of employee contributions. The total expense for the years ended June 30, 1997 and 1996 was $32,596 and $33,186, respectively.

CHEM INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Sheet #7

[12] Significant Risks and Uncertainties

[A] Concentrations of Credit Risk - Cash - The Company maintains balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At June 30, 1997, the Company's uninsured cash balances totaled approximately $907,000. The Company does not require collateral in relation to cash credit risk.

[B] Concentrations of Credit Risk - Receivables - The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowances is limited. The Company does not require collateral in relation to its trade accounts receivable credit risk. The amount of the allowance for uncollectible accounts at June 30, 1997 is $15,750.

[13] Major Customer

For the years ended June 30, 1997 and 1996, approximately 48% and 40% of revenues were derived from one customer. The loss of this customer would have an adverse affect on the Company's operations. In addition, for the years ended June 30, 1997 and 1996, an aggregate of approximately 19% and 25%, respectively, of revenues were derived from two other customers; no other customers accounted for more than 10% of consolidated sales for the years ended June 30, 1997 and 1996. Accounts receivable from these customers comprised approximately 51% and 58% of total accounts receivable at June 30, 1997 and 1996, respectively.

[14] Commitments and Contingencies

[A] Leases

Related Party Leases - Certain manufacturing and office facilities are leased from Gerob Realty Partnership ["Gerob"] whose partners are stockholders of the Company. The lease, which expires on December 31, 1997, provides for a minimum annual rental of $60,000 plus payment of all real estate taxes. Rent and real estate tax expense for the years ended June 30, 1997 and 1996 on this lease was approximately $143,000 and $172,000, respectively. Unpaid rent of $272,000 due to Gerob at June 30, 1997 has been separately disclosed as accrued expenses on the consolidated balance sheet.

The Company's original lease agreement with a non-related party for warehouse and office facilities was terminated on January 10, 1997 when the landlord sold the premises. At the time of sale the rentals under the lease were recorded for financial accounting purposes on a straight-line basis. At December 31, 1996, accrued future rentals of $105,613, which give effect to both future scheduled increases and certain concessions at the lease inception had been recorded as a non-current liability. Because of the termination of the lease the balance of accrued future rentals of $105,613 has been allocated to rent expense in the six month period ended June 30, 1997. The Company subleased a portion of its premises on a month-to-month basis through January 10, 1997 for approximately $25,000 a month.

Other warehouse and office facilities are leased from Vitamin Realty Associates, L.L.C., a limited liability company, which is 90% owned by the Company's president and principal stockholder and certain family members and 10% owned by the Company's chief financial officer. The lease was effective on January 10, 1997 and provides for minimum annual rental of $346,000 through January 10, 2002 plus increases in real estate taxes and building operating expenses. At its option, the Company has the right to renew the lease for an additional five year period.

Other Lease Commitments - The Company leases warehouse equipment for a five year period providing for an annual rental of $15,847 and office equipment for a five year period providing for an annual rental of $8,365.

CHEM INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Sheet #8

[14] Commitments and Contingencies [Continued]

[A] Leases [Continued]

Other Lease Commitments [Continued] - The Company leases automobiles under non-cancelable operating lease agreements which expire through 2000.

The minimum rental commitment for long-term non-cancelable leases is as follows:


                                                                                      Related Party
                                                                      Lease               Lease
                                                                   Commitment          Commitment           Total
                                                                   ----------          ----------           -----
Year Ending
   June 30,
     1998                                                       $         37,077    $       346,000    $      383,077
     1999                                                                 32,384            346,000           378,384
     2000                                                                 31,703            346,000           377,703
     2001                                                                 24,212            346,000           370,212
     2002                                                                 17,719            182,609           200,328
     Thereafter                                                               --                 --                --
                                                                ----------------    ---------------    --------------

     Total                                                      $        143,095    $     1,566,609    $    1,709,704
     -----                                                      ================    ===============    ==============

Total rent expense, including real estate taxes and maintenance charges, was approximately $285,000 and $526,000 for the years ended June 30, 1997 and 1996, respectively. Rent expense is stated net of sublease income of approximately $160,000 and $200,000 for the years ended June 30, 1997 and 1996, respectively.

[B] Employment Agreements - Effective July 1, 1996, the Company entered into three year employment agreements with its president and four other officers which provide for aggregate annual salaries of $580,000 for the year ending June 30, 1997 and $680,000 for the year ending June 30, 1998. These agreements are subject to annual increases equal to at least the increase in the consumer price index for the Northeastern United States. An agreement with one of the officers also provided for a $100,000 signing bonus, which was expensed during the year ended June 30, 1997.

[C] Litigation - Numerous unrelated manufacturers, distributors, suppliers, importers and retailers of manufactured L-tryptophan are or were defendants in lawsuits seeking compensation and punitive damages for alleged personal injury from ingestion of products containing manufactured L-tryptophan. A number of these suits have been settled or discontinued. Additional suits may be filed. Prior to a request from the FDA in November 1989 for a national, industry-wide recall, the Company halted sales and distribution and also ordered a recall of L-tryptophan products. Subsequently, the FDA indicated that there is a strong link between the ingestion of the allegedly contaminated L-tryptophan and a blood disorder. There has been no indication that the blood disorder was caused by any formulation or manufacturing fault of the Company or any of the other firms that manufactured tablets and/or capsules containing L-tryptophan.

The Company and certain companies in the vitamin industry, including distributors, wholesalers and retailers, have entered into an Indemnification Agreement with Showa Denko America, Inc. ["SDA"], which appears to have been the supplier of all of the alleged contaminated L-tryptophan products. SDA has assumed the defense of all claims against the Company arising out of the ingestion of L-tryptophan products and has agreed to pay the legal fees and expenses in that defense. SDA's parent company has agreed to guarantee SDA's obligation therein. SDA has posted a revolving irrevocable letter of credit, in the amount of $20,000,000, to be used for the benefit of the Company and other indemnified parties.

CHEM INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Sheet #9

[14] Commitments and Contingencies [Continued]

[C] Litigation [Continued] - Manhattan Drug has product liability insurance, which the Company believes provides coverage for all of its L-tryptophan products subject to these claims, including legal defense costs. Based upon the aforementioned indemnification arrangements, the Company's product liability insurance and the product liability insurance of its suppliers, the Company does not believe the outcome of these actions will have a material adverse effect on the Company, and, accordingly, no provision has been made for any loss that may be incurred by the Company as a result of these actions.

[15] Related Party Transactions

During the year ended June 30, 1997, the Company entered into a consulting agreement with the brother of the Company's president on a month to month basis for $1,000 per month for the year ended June 30, 1997. The total consulting expense recorded per this verbal agreement by the Company was $11,000.

[16] Fair Value of Financial Instruments

Generally accepted accounting principles require disclosing the fair value of financial instruments to the extent practicable for financial instruments which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

In assessing the fair value of financial instruments, the Company uses a variety of methods and assumptions, which are based on estimates of market conditions and risks existing at the time. For certain instruments, including cash and cash equivalents, accounts receivable, notes receivable, accounts payable, and accrued expenses, it was estimated that the carrying amount approximated fair value because of the short maturities of these instruments. Short-term debt and long-term debt including long-term debt to a related party is based on current rates at which the Company could borrow funds with similar remaining maturities and approximates fair value.

[17] Equity Transactions

[A] Capital Stock - Effective December 27, 1994, the Company and Frog Industries, Ltd. ["Frog"], an inactive corporation, executed a plan of Merger whereby the Company was merged into Frog [the "Merger"]. Each share of the Company's then outstanding voting common stock was exchanged for 30,357 shares of Frog's voting common stock. Each issued share of the Company's then outstanding preferred stock was converted into one share of non-voting Class A preferred stock and .51127 shares of non-voting Class B convertible preferred stock of Frog, resulting in 156,473 shares of outstanding Class A preferred stock and 80,000 shares of outstanding Class B preferred stock, with a par value of $313 and $160, respectively. Simultaneously with the Merger, Frog changed its name to Chem International, Inc.

For accounting purposes, the transaction has been treated as an acquisition of Frog by the Company. As of the date of the Merger, Frog was inactive, had no assets and had recorded liabilities of $61,656 for possible income and other tax liabilities and for certain unstated judgments. Since the Company attributed no value to its shares issued or recorded any "goodwill" in the acquisition, it recorded the $61,656 excess of liabilities assumed over assets acquired as a direct charge to additional paid-in capital. As a result of the Company's subsequent reincorporation in Delaware in February 1996, it eliminated all delinquent tax filings. Also, management now believes that the likelihood of any prior outstanding claims or judgments being asserted against Frog is remote. Accordingly, the previously recorded liabilities have been reversed and credited to additional paid-in capital at June 30, 1996.

CHEM INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Sheet #10


[17] Equity Transactions [Continued]

[A] Capital Stock - The Class A preferred stock was entitled to receive dividends, as and when declared, up to a total of $1,853,527 [the "Aggregate Class A Preferred Stock Dividend Preference"] and in no event, so long as any shares of Class A preferred stock were outstanding, could any dividends be paid on any shares of common stock or Class B preferred stock be purchased by the

Company unless all dividends were paid on the Class A preferred stock.

In February 1996, the 80,000 shares of Class B preferred stock were converted into 2,000,000 shares of common stock. The preferred stockholders also paid the Company $16,000, equal to the then par value of the common shares issued.

In June 1996, the aggregate Class A Preferred Stock Dividend Preference was waived, when the 156,473 outstanding shares of Class A preferred stock were redeemed for $1 a share and retired.

In February 1996, the Company [a New York corporation] was merged into its wholly-owned subsidiary, Chem International, Inc. [a Delaware corporation], pursuant to Section 253 of the Delaware Corporation Law for the sole purpose of changing its domicile. As a result thereof and after giving effect to restatements to the Company's certificate of incorporation subsequent to the conversions and retirement of the previously outstanding Class A and Class B preferred stock, the authorized capitalization of the Company is as follows:

Preferred Stock:  Authorized 1,000,000 shares $.002 par value
Common Stock:  Authorized 25,000,000 shares $.002 par value

The Board of Directors of the Company has the right to determine the designations, rights, preferences and privileges of the holders of one or more series of preferred stock which might be issued.

In May 1996, the Company sold, in a private placement, 70,000 shares of common stock for $175,000. In June 1996, the Company also issued the equivalent of 300,000 Bridge Units [each consisting of one share of common stock and one warrant to purchase a share of common stock at $5.50 a share for four years following the offering] in connection with the sale of $300,000 of 7% promissory notes to four investors. The Bridge Units were valued at $4 each, a total of $1,200,000, which was being charged to operations over the term of the Bridge Notes. On October 16, 1996, the Bridge Lenders waived their rights to the bridge units and agreed to the cancellation of the underlying securities. Accordingly, the Company has eliminated the amount previously recorded for the bridge units and the related bridge loan finance costs of $80,000.

In July 1996, the Company affected a 1 for 4 reverse common stock split. The foregoing amounts for common stock and the attached financial statements give retroactive effect to the reverse stock split.

On October 29, 1996, the Company received net proceeds of approximately $3,400,000 from the sale of 632,500 units at $7.00 per unit in a public offering. Each unit consisted of two shares of Common Stock and two Class A Redeemable Common Stock Purchase Warrants.

[B] Additional Paid-in Capital - On August 31, 1995, two shareholders, who are members of the principal shareholder's family, contributed 100% of the issued and outstanding shares of stock of Bioscience Technologies, Inc. to the Company. The net book value of Bioscience Technologies, Inc. was credited to additional paid-in capital. Its operations for the year ended June 30, 1995 and for the two months ended August 31, 1995 were immaterial in relation to those of the Company.


At June 30, 1996, previously recorded liabilities of $61,646 were credited to additional paid-in capital concerning the reverse acquisition of Frog by the Company [See Note 17A].

CHEM INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Sheet #11

[17] Equity Transactions [Continued]

[B] Additional Paid-in Capital [Continued] - For financial accounting purposes, interest of 8.5% a year is being imputed on a related party non-interest bearing note [See Note 8(b)].

[C] Stock Option Plan - The Company has adopted a stock option plan for the granting of options to employees, officers, directors and consultants of the Company to purchase up to 1,000,000 shares of common stock, at the discretion of the Board of Directors. Stock option grants are limited to a total of 500,000 shares for "incentive stock options" and 500,000 shares for "non-statutory options" and, may not be priced less than the fair market value of the Company's common stock at the date of grant. Options granted are generally for ten year periods, except that options granted to a 10% stockholder [as defined] are limited to five year terms. On October 16, 1996, options to purchase 573,597 shares at the offering price [$3.50] and 25,974 shares at 110% of the offering price were granted. Such options become exercisable on October 16, 1997.

Information pertaining to options as of June 30, 1997 and for the year then ended is as follows:

                                                                                                       Remaining
                                                                                                      Contractual
                                                                               Weighted Average          Life
                                                                    Common      Exercise Price        of Options
                                                                    Shares         Per Share          Outstanding
                                                                    ------         ---------          -----------
Options Outstanding - July 1, 1995                                         --    $           --                  --
Options Granted                                                                                                  --
Options Exercised                                                          --                --                  --
Options Canceled                                                           --                --                  --
                                                                  -----------    --------------  ------------------

Options Outstanding - June 30, 1996                                        --                --                  --

Options Granted at Stock Price                                        573,597              3.50           4.3 Years
Options Granted Above Stock Price                                      25,974              3.85           8.7 Years
Options Exercised                                                          --                --                  --
Options Canceled                                                           --                --                  --
                                                                  -----------    --------------  ------------------


   Options Outstanding - June 30, 1997                                599,571    $         3.52           4.5 Years
   -----------------------------------                            ===========    ==============  ==================

   Options Exercisable - June 30, 1997                                     --    $           --                  --
   -----------------------------------                            ===========    ==============  ==================

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, for stock options issued to employees in accounting for its stock option plan. Because no stock options were issued below the stock price at date of grant, no compensation expense has been recognized for the Company's stock-based compensation plan.

Had compensation cost for the Company's stock options issued to employees been determined based upon the fair value at the grant date for stock options issued under these plans pursuant to the methodology prescribed under the Statement of Financial Accounting Standards ["SFAS"] No. 123, "Accounting for Stock-Based Compensation," the Company's net loss and loss per share would have been increased, on a pro forma basis, by approximately $935,000 or approximately $.24 per share for the year ended June 30, 1997. The weighted average fair value of the stock options granted to employees used in determining the pro forma amounts is estimated at $1.99 during the year ended June 30, 1997, using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in fiscal year 1997: dividend yields of 0%; expected volatility of 64%; risk-free interest rate of 6.0%; and an expected life of 4.6 years.

CHEM INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Sheet #12


[17] Equity Transactions [Continued]

[C] Stock Option Plan [Continued] - Net income [loss] and net income [loss] per share as reported, and on a pro forma basis as if compensation cost had been determined on the basis of fair value pursuant to SFAS No. 123 is as follows:

                                                                Year Ended
                                                                  June 30,
                                                                    1997
                                                                    ----

Net Income [Loss] - As Reported                              $      (654,304)
                                                             ===============
Pro Forma                                                    $    (1,589,680)
                                                             ===============


Income [Loss] Per Share - As Reported                        $          (.16)
                                                             ===============
Pro Forma                                                    $          (.40)
                                                              ===============

During the year ended June 30, 1997, the Company issued 75,000 stock options to consultants at an exercise price equal to the market price [$3.50] on the date of grant. The fair value of issuing these stock options to consultants during the year ended June 30, 1997, is approximately $144,000 which is for consulting services related to the public offering, and is being charged to paid-in capital. The fair value of the stock options granted to consultants for the year ended June 30, 1997 is estimated at $2.08 using the Black-Scholes option pricing model and using a risk-free interest rate of 6.1%, an expected volatility of 64%, and an expected life of 5 years. No dividends are expected to be paid during the expected life of the options.

[18] New Authoritative Pronouncements

The FASB has issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996. Earlier application is not allowed. The provisions of SFAS No. 125 must be applied prospectively; retroactive application is prohibited. Adoption on January 1, 1997 is not expected to have a material impact on the Company. The FASB deferred some provisions of SFAS No. 125, which are not expected to be relevant to the Company.

The FASB issued Statement of Financial Accounting Standards ["SFAS"] No. 128, "Earnings Per Share," and SFAS No. 129, "Disclosure of Information about Capital Structure" in February 1997. SFAS No. 128 simplifies the earnings per share ["EPS"] calculations required by Accounting Principles Board ["APB"] Opinion No. 15, and related interpretations, by replacing the presentation of primary EPS with a presentation of basic EPS. SFAS No. 128 requires dual presentation of basic and diluted EPS by entities with complex capital structures. Basic EPS includes no dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings of an entity, similar to the fully diluted EPS of APB Opinion No. 15. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. When adopted, SFAS No. 128 will require restatement of all prior-period EPS data presented; however, the Company has not sufficiently analyzed SFAS No. 128 to determine what effect SFAS No. 128 will have on its historically reported EPS amounts.

SFAS No. 129 does not change any previous disclosure requirements, but rather consolidates existing disclosure requirements for ease of retrieval.

CHEM INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Sheet #13

[18] New Authoritative Pronouncements [Continued]

The FASB has issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Earlier application is permitted. Reclassification of financial statements for earlier periods provided for comparative purposes is required. SFAS No. 130 is not expected to have a material impact on the Company.

The FASB has issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 changes how operating segments are reported in annual financial statements and requires the reporting of selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 131 is effective for periods beginning after December 15, 1997, and comparative information for earlier years is to be restated. SFAS No. 131 need not be applied to interim financial statements in the initial year of its application. SFAS No. 131 is not expected to have a material impact on the Company.

[19] Subsequent Events [Audited]

[A] Related Party Note - On August 15, 1997, the Company and Gerob extended the terms of the Company's note payable [See Note 8(b)].

[B] Recall of Product - On July 7, 1997, the Company was informed by one of its suppliers of a recall of the supplier's raw material used in the manufacturing of tablets sold containing the recalled raw material. On July 17, 1997, the Company issued a voluntary recall to three customers affected by this and accordingly reduced its sales and accounts receivable at June 30, 1997 by $127,000. The Company believes they have recourse against the supplier for the full value of the tablets sold containing the recalled raw material. The Company does not believe there will be any significant additional costs relating to this recall.

[20] Subsequent Event [Unaudited]

In September of 1997 in connection with the product recall [Note 19B], the Company instituted suit to recover all damages.


                            . . . . . . . . . . . . .

Price Range of Common Stock

     On October 30, 1996, the Company's units (Consisting of two shares of Common Stock and two Class A Redeemable Warrants), Common Stock and Class A Redeemable Warrants commenced trading on the National Association of Securities
                    ---------
Dealers Automated Quotation SmallCap Market System "NASDAQ" under the symbols CXILU, CXIL and CXILW, respectively. In November 1996 the Company unbundled its public unit. In November 1996 the Company authorized NASDAQ to deist the Unit (CXILU) and cease trading it. Prior to the Company's initial public offering in October 1996 the Common Stock was traded sporadically in the over-the-counter market on the NASD's Electronic Bulletin Board during the period commencing December 18, 1995 through May 5, 1996, at which time it was voluntarily withdrawn from trading.

     The following table sets forth the high and low prices for each of the Unit, the Common Stock and the Class A Redeemable Warrant for the periods indicated as reported by NASDAQ.


                                                        HIGH       LOW

UNITS (CXILU)

Time Period:

 October 30, 1966 through November 27, 1996
 (Trading ceased on November 29, 1996)                    27          8

COMMON STOCK (CXIL)

Time Period:

 October 30, 1996 through December 31, 1996               10      5 1/4

 January 1, 1997 through March 31, 1997               10 1/4      6 1/4

 April 1, 1997 through June 30, 1997                   8 3/4      2 1/2

CLASS A REDEEMABLE WARRANTS (CXILW)

Time Period:

 October 30, 1996 through December 31, 1996                5      2 1/4

 January 1, 1997 through March 31, 1997                5 1/2      2 1/2

 April 1, 1997 through June 30, 1997                   4 3/4        3/8


Board of Directors                  SEC Form 10-KSB                        Stockholders Inquiries
E. Gerald Kay                       A copy of the Company's annual         Inquiries regarding transfer
President, Chief Executive          report to the Securities and           requirements, lost certificates
Officer and Chairman of the         Exchange Commission on Form            and changes of address
Board                               10-KSB is available without            should be directed to the
                                     charge upon written request to:       the transfer agent.
Riva Kay                                Chief Financial Officer
Vice President                          Chem International, Inc.           Transfer Agent and Registrar

                                        225 Long Avenue                    Continental Stock Transfer
Christina Kay                           Hillside, N.J. 07205               And Trust Company
Vice President                                                             2 Broadway
                                                                           New York, N,Y. 10004
Robert Canarick                     Dividends
Vice President UVW                  The Company has not paid or            Legal Counsel
Elizabeth Group LLC                 declared any dividends since           Shanley & Fisher, P.C
                                    its organization and has no            131 Madison Ave.
Leonard Stowe                       present intention of paying cash       Morristown, N.J. 07962
Vice President Nations              dividends on its Common Stock.
Credit Commercial Funding           It is the present policy of the        Independent Auditors
                                    Board of Directors to retain           Moore Shephens, P.C.
Corporate Officers                  all earnings, if any, to finance       340 North Avenue
E. Gerald Kay                       the development of the                 Cranford, N.J. 07016
President and Chief                 Company's business.
Executive Officer                                                          Number of Holders of
                                    Corpoprate Headquarters                Common Stock
Eric Friedman                       225 Long Avenue                        As of June 30, 1997 there
Chief Financial Officer             Hillside,N.J. 07205                    were 163 holders of
and Vice President                  Telephone:973-926-0816                 record of the Company's
                                    Facsimile: 973-926-1735                Common Stock.
Riva Kay
Vice President

Christina Kay
Vice President

Eleanor DiMartino
Secretary

Ronald Smalley
Vice President-Technology